Exhibit 99.1

VEON and Kyivstar to Host Investor Meeting on August 28, 2025

New York, August 28, 2025 – VEON Ltd. (Nasdaq: VEON), a global digital operator and Kyivstar Group Ltd. (Nasdaq: KYIV; KYIVW), a leading telecommunications and digital operator in Ukraine (“Kyivstar”), announced today that Kyivstar will host an investor meeting on Thursday, August 28, 2025, from 10:00 AM to 11:30 AM Eastern Time.

The meeting will provide an update on Kyivstar’s strategic initiatives, financial performance, and market outlook. Members of the senior management team will present key developments from the second quarter 2025 results and engage with investors during a Q&A session.

Event Details:

Date: Thursday, August 28, 2025

Time: 10:00 AM – 11:30 AM Eastern Time

Location: Virtual (https://icrinc.zoom.us/webinar/register/WN_EaNErH0vTP683Bj_bz7e_Q)

Investors and analysts interested in attending the meeting are encouraged to join via the link provided above. Additional information, including access details and presentation materials, will be made available on Kyivstar’s Investor Relations website: https://investors.kyivstar.ua.

About Kyivstar

Kyivstar is a Nasdaq-listed company and Ukraine's leading digital operator, serving nearly 22.4 million mobile customers and over 1.1 million home internet fixed line customers as of June 30, 2025. Kyivstar and its subsidiaries provide services across a wide range of mobile and fixed line technologies, including 4G, big data, cloud solutions, cybersecurity, digital TV, and more. Together with its parent company VEON, Kyivstar intends to invest USD 1 billion in Ukraine during 2023-2027, through social investments in infrastructure and technological development, charitable donations and strategic acquisitions. operating in Ukraine for more than 27 years, Kyivstar is the first Ukrainian investment opportunity in U.S. stock exchanges. For more information, visit https://investors.kyivstar.ua.

About VEON

VEON is a digital operator that provides connectivity and digital services to nearly 160 million customers. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on Nasdaq. For more information, visit: www.veon.com.

Contact Information

VEON

ir@veon.com

Kyivstar Group Ltd.

ir@kyivstar.ua

https://investors.kyivstar.ua